October 17, 2022


Via U.S. Mail

McClain Zachary Christian
Care of 46 Carlisle Road
FRB of St Louis
Tijeras, NM 87059-8025



                       Re:     Mcclain Zachary Christian
                               File No. 811-23825

To Whom It May Concern:

        On September 7, 2022 you filed a Form N-8A notifying the Commission of your intention to register as an investment company under the Investment Company Act of 1940
(   1940 Act   ). Your Form N-8A was missing substantially all of the
information required by that
form. In that filing you stated you were filing a registration statement pursuant to Section 8(b) of the Investment Company Act concurrently with the filing of the Form N-8A, but the registration statement was not included with the filing nor was it later filed.

        Accordingly, your current filing is materially deficient. We believe you should either deregister the company or amend the N-8A filing to provide substantive and accurate responses to the Form N-8A requirements. In that regard, we believe you should consult with a lawyer to assist you with the deregistration process or in complying with the requirements of Form N-8A.

        As a result of these deficiencies, you should not deem Mcclain Zachary Christian a
"registered" investment company, and we do not believe investors should rely on the document you have filed with us for any investment purpose. It is our intention to post this letter publicly.

       If you have any questions, you may contact our office at (202) 551-6921.

                                                   Sincerely,


                                                   Disclosure Review and
Accounting Office